Exhibit 12.2

Ratio of earnings to fixed charges

Ratios in accordance with Colombian GAAP(1)

1) Excluding interest on deposits

	31-Mar-12	31-Mar-13
Income before taxes (in millions COP)	595,216	680,562
Interest expense	653,527	792,676
Interest on deposits	396,434	525,249
Ratio	3.32	3.54

2) Including interest on deposits

	31-Mar-12	31-Mar-13
Income before taxes (in millions COP)	595,216	680,562
Interest expense	653,527	792,676
Ratio	1.91	1.86

(1)For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before minority interest and income taxes. Fixed charges consist of total interest expense.